Exhibit 99.1
China Finance Online Updates its Guidance for Quarter Ended December 31, 2007
BEIJING, January 30/Xinhua-PRNewswire/—— China Finance Online (NASDAQ: JRJC), a leading Chinese online financial information, data and analytics provider, today updated its guidance for the fourth quarter ended December 31, 2007.
In the fourth quarter of 2007 subscription services provided to retail investors, the Company’s current core business, maintained solid growth despite the volatile stock market in China. Because prepaid subscription fees are recognized as revenues ratably over the subscription period, a significant portion of prepaid subscription fees generated in the fourth quarter of 2007 were recorded as deferred revenue on the balance sheet. Based on preliminary financial data, China Finance Online expects deferred revenue for the fourth quarter of 2007 to be between US$24 million and US$25 million, which would be a record for the Company, compared to US$6.4 million in the fourth quarter of 2006. The Company expects net revenues for the fourth quarter of 2007 to be in the range of US$8.7 to US$9.0 million.
In the fourth quarter of 2007, the Company expects to record a non-cash impairment charge against its minority interest in Moloon International Inc. (“Moloon”), a provider of mobile stream media technology and services. During the second half of 2006, China Mobile Communication Corporation announced policy changes in accordance with directives from China’s Ministry of Information Industry. These policy changes had a substantial negative impact on all mobile value added service (“MVAS”) providers including Moloon. Moloon’s financial conditions deteriorated in 2007, despite its progress in transforming into a leading provider of mobile online gaming services in China.
China Finance Online does not expect the impairment charge against its investment in Moloon, or disposal of this investment in the future if possible, to have any adverse impact on its business growth.
Excluding the impact of the investment impairment against Moloon, China Finance Online expects adjusted earnings to be in the range of US$3.0 million to US$3.4 million in the fourth quarter of 2007, compared to an adjusted net loss of $149,000 in the fourth quarter of 2006. Adjusted earnings is a non-GAAP measure that represents net income excluding share-based compensation expenses. The presentation of this non-GAAP measure is not intended to be considered in isolation or as substitute for the financial information prepared and presented in accordance with U.S. GAAP.

This guidance reflects the Company’s preliminary view based on current plans, estimates, and projections. A number of important factors could cause the actual results to differ materially from those contained in such guidance.
About China Finance Online Co. Limited
China Finance Online Co. Limited is the market leader in providing online financial and listed company data, information and analytics in China. Through its websites, www.jrj.com and www.stockstar.com, the company provides individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth Investment Company Limited, the company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.
Safe Harbor Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.
Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, our historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, our ability to successfully compete against new and existing competitors, our reliance on relationships with Chinese stock exchanges and raw data providers, changes in accounting policies, our ability to successfully acquire and integrate businesses and the impact of our investments on our financial results. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2006, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information please contact:
Melissa Zhang
Investor Relations
China Finance Online Co. Limited
Tel: (+86-10) 5832-5288
Email: ir@jrj.com